Exhibit 99.1

AGENCY AGREEMENT

November 16, 2012

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2

Attention:        Mr. Johann F. Tergesen, President and Chief Operating Officer

Dear Sir:

The undersigned, NCP Northland Capital Partners Inc. (the “Lead Agent”), and Raymond James Ltd. (together with the Lead Agent, the “Agents”) understand that Burcon NutraScience Corporation (the “Company”) proposes to issue and sell up to 1,437,500 common shares of the Company (the “Shares”) at a price of $4.00 per Share (the “Offering Price”) for gross proceeds of up to $5,750,000 (the “Offering”).

The Agents also understand that the Company has prepared and filed a preliminary short form prospectus with respect to the qualification for distribution to the public of the Shares in each of the Qualifying Provinces (as hereinafter defined) and will prepare and file a final short form prospectus and all other necessary documents in order to qualify the Shares for distribution to the public in each of the Qualifying Provinces.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Company hereby appoints the Agents to act as the sole and exclusive agents to the Company, and the Agents hereby severally agree to act as the agents of the Company, to effect the sale of the Shares on behalf of the Company on a “best efforts” basis to Purchasers (as hereinafter defined) resident in the Qualifying Provinces and in those jurisdictions outside of Canada (including the United States (as hereinafter defined)) as may be agreed to by the Company and the Agents, acting reasonably, through private placements or other offerings on an exempt basis and provided that the Company shall not become obligated to file a registration statement or prospectus outside of Canada. It is understood and agreed that the Agents are under no obligation to purchase any of the Shares, although the Agents may subscribe for Shares if they so desire.

In consideration of the services to be rendered by the Agents in connection with the sale of the Shares hereunder, the Company agrees to pay to the Agents a commission (the “Agents' Commission”) equal to 6.0% of the gross proceeds of the Offering. The Agents' Commission shall be due and payable at the Closing Time (as hereinafter defined). As additional compensation for the services to be rendered by the Agents in connection with the sale of the Shares, the Company shall grant to the Agents compensation options (the “Compensation Options”) to purchase up to such number of common shares of the Company (the “Compensation Shares”) as is equal to 4.0% of the total number of Shares sold pursuant to the Offering. The Compensation Options may be exercised, in whole or in part, during the currency thereof, at an exercise price per Compensation Share equal to the Offering Price, at any time during the period commencing on the Closing Date and ending on the date that is 18 months following the Closing Date (as hereinafter defined). The Company shall execute and deliver to the Agents at the Closing Time certificates evidencing the Compensation Options (the “Compensation Option Certificates”) to which the Agents are entitled in a form to be agreed upon by the Agents and the Company, acting reasonably.

The Agents acknowledge and agree that the Compensation Options shall not be exercisable by or on behalf of a person in the United States or a U.S. Person (as hereinafter defined) and that the Compensation Options and the Compensation Shares will not be registered under the U.S. Securities Act (as hereinafter defined) or under applicable state securities laws. Further, each of the Agents represents and warrants, severally but not jointly, that (i) such Agent is acquiring the Compensation Options for its own account and not for the benefit or account of any other person, (ii) the Compensation Options were not offered to such Agent in the United States, (iii) such Agent is not a U.S. Person and (iv) such Agent did not execute or deliver this Agreement in the United States.

Terms and Conditions

The following are additional terms and conditions of this Agreement between the Company and the Agents:

1.	Interpretation.

(a) Definitions. Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made hereby;

“Burcon IP” means the Intellectual Property that has been developed, or that is being developed, by or for the Company or the Subsidiary or that is being used or is proposed to be used by the Company or the Subsidiary, other than the Licensed Burcon IP;

“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in the Provinces of Ontario or British Columbia;

“Canadian Securities Regulators” means the Securities Regulators in the Qualifying Provinces;

“Closing” means the completion of the purchase and sale of the Shares by the Purchasers pursuant to the Offering in accordance with the provisions of this Agreement;

“Closing Date” means the date on which the Shares are issued and sold, which is anticipated to occur on November 23, 2012 (or such other date as the Company and the Lead Agent may agree);

“Closing Time” means 5:00 a.m. (Vancouver time)/8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Lead Agent may agree;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Burcon NutraScience Corporation, a corporation incorporated under the Business Corporations Act (Yukon);

“Company’s Auditors” means PricewaterhouseCoopers LLP, or such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company, as applicable;

“Documents Incorporated by Reference” means all notices, financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents issued by the Company, whether before or after the date of this Agreement, that are required by applicable Securities Laws to be incorporated by reference into the Prospectus;

“Engagement Letter” means the letter agreement dated as of November 7, 2012 between the Company and the Lead Agent relating to the Offering;

“Final Prospectus” means the final short form prospectus, including all of the Documents Incorporated by Reference, prepared by the Company and relating to the distribution of the Shares and for which a Passport Decision Document has been issued by the Principal Regulator on its own behalf and on behalf of each of the other Canadian Securities Regulators;

“Financial Statements” means the financial statements of the Company included in the Documents Incorporated by Reference, including the notes thereto together with any report thereon prepared by the Company’s Auditors as at and for the periods included therein;

“Governmental Authority” means, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any Company or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Intellectual Property” means all proprietary rights provided in law and at equity to all: (i) trademarks service marks, logos, designs and slogans, whether in word mark, stylized or design format, registered and unregistered, throughout the world; (ii) patents and patent applications (respectively issued or filed throughout the world), as well as any re-examinations, extensions and reissues thereof and any divisionals, continuations, continuation-in-parts and any other applications or patents that claim priority from such patents and applications; (iii) copyrights, registered and unregistered, and all rights, claims and privileges pertaining thereto; (iv) software and documentation therefor; (v) inventions (whether or not patentable), formulas, processes, invention disclosures, technology, technical data or information; (vi) all rights, claims and privileges pertaining thereto, all industrial designs, trade secrets, know-how, concepts, information; and (vii) other intellectual and industrial property and other proprietary rights information;

“License and Production Agreement” means the license and production agreement among the Company, the Subsidiary and Archer Daniels Midland Company dated March 4, 2011;

“Licensed Burcon IP” means the Intellectual Property owned by any person other than the Company or the Subsidiary and which is used by the Company or the Subsidiary;

“Material Adverse Effect” when used in connection with an entity means any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of the Company or the Subsidiary, as the case may be;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate” and “distribution” shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“NASDAQ” means The NASDAQ Stock Market LLC;

“Offering” means the issuance and sale of the Shares pursuant to this Agreement;

“Offering Documents” has the meaning ascribed thereto in subsection 6(a)(ii);

“Passport Decision Document” means a decision document issued by the Principal Regulator pursuant to the Passport System and that evidences receipt by the Principal Regulator and deemed receipt by the other Canadian Securities Regulators for the Preliminary Prospectus or the Final Prospectus, as the case may be;

“Passport System” means the system for review of prospectus filings set out in Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by certain Canadian securities regulatory authorities;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated November 7, 2012, including all of the Documents Incorporated by Reference, prepared by the Company and relating to the distribution of the Shares and for which a Passport Decision Document has been issued by the Principal Regulator on its own behalf and on behalf of each of the other Canadian Securities Regulators;

“Principal Regulator” means the British Columbia Securities Commission;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“Purchasers” means, collectively, each of the purchasers of the Shares pursuant to the Offering including, if applicable, the Agents, and “Purchaser” means any one of them;

“Qualifying Provinces” means, collectively, each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and New Brunswick;

“Registered Burcon IP” means all Burcon IP that is the subject of registration for Intellectual Property or applications for such registration;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Provinces and the applicable securities laws of all other jurisdictions other than the Qualifying Provinces in which the Shares are offered, as applicable, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the Securities Regulators in such jurisdictions;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Provinces and any other jurisdictions in which the Shares are offered, as the case may be;

“Selling Firm” has the meaning ascribed thereto in subsection 3(b) hereof;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents issued by the Company after the date of this Agreement that are required to be incorporated by reference in the Prospectus;

“subsidiary” has the meaning ascribed thereto in the Canada Business Corporations Act;

“Subsidiary” means Burcon NutraScience (MB) Corp., a corporation incorporated under the Corporations Act (Manitoba);

“Supplementary Material” means, collectively, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under the Securities Laws relating to the distribution of the Shares thereunder;

"Trademark Assignment and License Agreement" means the trademark assignment and license agreement between the Company and Archer Daniels Midland Company dated June 22, 2011;

“TSX” means the Toronto Stock Exchange;

“TSX Listing Conditions” has the meaning ascribed thereto in subsection 5(a)(vi) hereof;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means a U.S. person as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Private Placement Memorandum” has the meaning ascribed thereto in subsection 5(a)(iv) hereof; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(b)	Prospectus Defined Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

(c)

Divisions and Headings. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(d)

Number and Gender. All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(e)	Currency. Any reference in this Agreement to $ or to dollars shall refer to the lawful currency of Canada, unless otherwise specified.

(f)	Schedules. Schedule “A” entitled “United States Offers and Sales” is incorporated in and forms part of this Agreement.

2.

Attributes of the Shares. The Shares to be issued and sold by the Company hereunder shall be duly and validly created and issued by the Company and, when issued and sold by the Company provided that the Company shall have received due payment therefor, such Shares shall be issued as fully paid and non-assessable Common Shares and shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Company and the Agents.

3.	The Offering.

(a)

The sale of the Shares to the Purchasers shall be effected in a manner that is in compliance with applicable Securities Laws and upon the terms set out in the Prospectus and in this Agreement. The Agents will use their best efforts to arrange for Purchasers for the Shares in the Qualifying Provinces and in those jurisdictions outside of Canada as may be agreed upon by the Company and the Agents, acting reasonably, in connection with the Offering; however, it is understood and agreed that the Agents shall have no obligation to purchase the Shares.

(b)

The Company agrees that the Agents shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Shares. The Agents have the exclusive right to control all compensation arrangements between the members of the selling group (comprised of such Selling Firms) and the Agents. The Company grants all of the rights and benefits of this Agreement to any Selling Firm so appointed by the Agents and appoints the Agents as trustees of such rights and benefits for such Selling Firms, and the Agents hereby accept such trust and agree to hold such rights and benefits for and on behalf of such Selling Firms. The Agents shall ensure that any Selling Firm appointed pursuant to the provisions of this subsection 3(b) or with whom the Agents have a contractual relationship with respect to the Offering, if any, agrees with the Agents to comply with the covenants and obligations given by the Agents herein.

(c)

The Company represents and warrants to, and covenants and agrees with, the Agents that the Company has prepared and filed the Preliminary Prospectus and has obtained pursuant to the Passport System, a Passport Decision Document in respect of the proposed distribution of the Shares. The Company has prepared and will promptly, after the execution and delivery of this Agreement, file the Final Prospectus in each of the Qualifying Provinces with the Canadian Securities Regulators under applicable Securities Laws, and will use its best efforts to obtain a Passport Decision Document for the Final Prospectus in order to qualify the Shares for distribution in each of the Qualifying Provinces, as soon as possible, and in any event not later than 2:00 p.m. (Vancouver time)/5:00 p.m. (Toronto time) on November 16, 2012 (or such other time and/or later date as the Company and the Lead Agent may agree) and until the day on which the distribution of the Shares is completed, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under applicable Securities Laws to qualify the distribution of the Shares in the Qualifying Provinces.

(d)

The Agents shall, upon the Company obtaining a Passport Decision Document for the Final Prospectus from the Principal Regulator, deliver one copy of the Final Prospectus (together with any amendments thereto) to all persons resident in the Qualifying Provinces who are to acquire the Shares.

(e)

Prior to the filing of the Preliminary Prospectus, the Final Prospectus and the Closing, the Company shall have permitted the Agents to review each of the Preliminary Prospectus and the Final Prospectus and shall allow the Agents to conduct any due diligence investigations which they reasonably require in order to fulfill their obligations as agents under applicable Securities Laws and in order to enable the Agents to responsibly execute the certificate in the Preliminary Prospectus and the Final Prospectus required to be executed by them.

4.	Distribution and Certain Obligations of the Agents.

(a)

The Agents shall, and shall require any Selling Firm to agree to, comply with the Securities Laws in connection with the distribution of the Shares and shall offer the Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Agents shall, and shall require any Selling Firm to, offer for sale to the public and sell the Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Agents shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Shares as soon as reasonably practicable; and (ii) promptly notify the Company when, in their opinion, the Agents and the Selling Firms have ceased distribution of the Shares and provide a written breakdown of the number of Shares distributed in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.

(b)

The Agents shall, and shall require any Selling Firm to agree to, distribute the Shares in a manner which complies with and observes all applicable laws and regulations, including, for greater certainty, all Securities Laws, in each jurisdiction into and from which they may offer to sell the Shares or distribute the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum in connection with the distribution of the Shares and will not, directly or indirectly, offer, sell or deliver any Shares or deliver the Prospectus, any Supplementary Material or the U.S. Private Placement Memorandum to any person in any jurisdiction other than in the Qualifying Provinces except in a manner which will not require the Company to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the foregoing, the Agents and any Selling Firms shall be entitled to offer and sell the Shares in the United States solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and the registration and qualification requirements of applicable state securities laws, and in other international jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Agents and/or Selling Firms offer the Shares. The Agents agree, on their own behalf and on behalf of their affiliates, that any offer or sale of the Shares in the United States will be made in accordance with Schedule “A” to this Agreement, which Schedule is incorporated by reference in and shall form part of this Agreement. The Agents also agree to obtain such an agreement of each Selling Firm.

(c)

For the purposes of this section 4, the Agents shall be entitled to assume that the Shares are qualified for distribution in any Qualifying Province where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Canadian Securities Regulators (including a Passport Decision Document from the Principal Regulator issued under the Passport System evidencing that a receipt has been issued for the Final Prospectus by each of the Canadian Securities Regulators) following the filing of the Final Prospectus unless otherwise notified in writing.

(d)

Notwithstanding the foregoing provisions of this section 4, an Agent will not be liable to the Company under this section 4 with respect to a default under this section 4 by another Agent or such other Agent’s duly registered broker-dealer affiliates.

5.	Deliveries on Filing and Related Matters.

(a)	The Company shall deliver to the Agents:

(i)	at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus signed and certified by the Company as required by applicable Securities Laws;

(ii)	at the Closing Time, a copy of any Supplementary Material required to be filed by the Company in compliance with applicable Securities Laws;

(iii)

concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents and the directors of the Company from the Company’s Auditors with respect to financial and accounting information contained in the Final Prospectus, which letter shall be based on a review by the Company’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter and which letter shall be in addition to the auditors’ consent letter and comfort letter (if any) addressed to the Canadian Securities Regulators;

(iv)

as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, and upon request of the Lead Agent, the private placement memorandum incorporating the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Shares in the United States (the “U.S. Private Placement Memorandum”) and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum; and

(v)

prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Shares and Compensation Shares has been approved, subject only to satisfaction by the Company of customary post-closing conditions imposed by the TSX (the “TSX Listing Conditions”).

(b)

The Company shall also prepare and deliver promptly to the Agents signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporated by reference in the Final Prospectus of any Subsequent Disclosure Document, the Company shall deliver to the Agents, with respect to such Supplementary Material or Subsequent Disclosure Document, to the extent that such Supplementary Material contains any financial and accounting information, a comfort letter substantially similar to that referred to in subsection 5(a)(iii).

(c)

Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Company shall constitute the representation and warranty of the Company to the Agents that, as at their respective dates of filing:

(i)

all information and statements (except information and statements relating solely to the Agents and provided by the Agents) contained and incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Shares as required by applicable Securities Laws in the Qualifying Provinces;

(ii)	no material fact or information has been omitted therefrom (except facts or information relating solely to the Agents and provided by the Agents) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made;

(iii)	except with respect to any information relating solely to the Agents and provided by the Agents, such documents comply fully with the requirements of applicable Securities Laws; and

(iv)

except as set forth or contemplated in the Prospectus or any Supplementary Material or as has otherwise been publicly disclosed, there has been no adverse material change (actual, anticipated, contemplated, proposed, threatened, whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company on a consolidated basis since the end of the period covered by the Financial Statements.

Such deliveries shall also constitute the Company’s consent to the Agents’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Shares in the Qualifying Provinces in compliance with this Agreement unless otherwise advised in writing.

(d)

The Company confirms that it has previously delivered to the Agents copies of the Preliminary Prospectus signed as required by Securities Laws in the Qualifying Provinces and such number of commercial copies of the Preliminary Prospectus as the Agents requested. The Company shall:

(i)

cause commercial copies of the Final Prospectus and any Supplementary Material to be delivered to the Agents without charge, in such numbers and at such locations in the Qualifying Provinces as the Agents may reasonably request, forthwith after the Agents have been advised that the Company has complied with the Securities Laws in the Qualifying Provinces with respect to the filing of the Final Prospectus and a Passport Decision Document has been issued pursuant to the Passport System. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is two Business Days after compliance with applicable Securities Laws in the Qualifying Provinces with respect to the filing of the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue decision documents for, or accept for filing, as the case may be, any Supplementary Material;

(ii)

cause to be delivered to the Agents, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Agents may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto; and

(iii)

cause to be provided to the Agents, without charge, such number of copies of any Documents Incorporated by Reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material as the Agents may reasonably request for use in connection with the distribution of the Shares.

(e)

During the period commencing on the date hereof and until completion of the distribution of the Shares, the Company will promptly provide to the Agents drafts of any press releases of the Company for review by the Agents and the Agents’ counsel prior to issuance.

(f)	Prior to the filing of the Final Prospectus with the Canadian Securities Regulators, the Company shall file or cause to be filed with the TSX and the NASDAQ, all necessary documents (if any)

and shall take or cause to be taken all necessary steps to ensure that the Company has obtained all necessary approvals for the Shares and Compensation Shares to be conditionally listed on the TSX and the NASDAQ, subject only to the TSX Listing Conditions.

6.	Material Changes.

(a)

During the period commencing on the date hereof up until such time as the Agents notify the Company of the completion of the distribution of the Shares under the Final Prospectus, the Company shall promptly inform the Agents (and if requested by the Agents, confirm such notification in writing) of the full particulars of:

(i)

any material change (actual, anticipated, contemplated, proposed, threatened, whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company and the Subsidiary;

(ii)

any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the “Offering Documents”) had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii)

any change in any material fact contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with the Securities Laws of any Qualifying Province.

(b)

The Company represents that it filed the Preliminary Prospectus and related documents with the Canadian Securities Regulators in the Qualifying Provinces on November 7, 2012 and obtained a Passport Decision Document therefor. The Company will comply with Section 57 of the Securities Act (Ontario) and with the comparable provisions of the Securities Laws in the other Qualifying Provinces, and the Company will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Shares for distribution in each of the Qualifying Provinces.

(c)

In addition to the provisions of subsections 6(a) and 6(b) hereof, the Company shall in good faith discuss with the Agents any change, event or fact contemplated in subsections 6(a) and 6(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Agents under subsection 6(a) hereof and shall consult with the Agents with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Agents and their counsel, acting reasonably.

(d)

If during the period of distribution of the Shares there shall be any change in applicable Securities Laws which, in the opinion of the Agents, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Agents, the Company shall, to the satisfaction of the Agents, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Regulators where such filing is required.

7.	Covenants of the Company. The Company hereby covenants to the Agents that the Company:

(a)

will advise the Agents, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and a Passport Decision Document therefor has been obtained and will provide evidence reasonably satisfactory to the Agents of each such filing and copies of such decision documents;

(b)	will advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii)	the suspension of the qualification of the Shares in any of the Qualifying Provinces or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iii)

any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c)

will use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws of at least one of the Qualifying Provinces which have such a concept to the date that is at least 18 months following the Closing Date;

(d)

will use its best efforts to maintain the listing of the Common Shares on the TSX and the NASDAQ or such other recognized stock exchange or quotation system as the Agents may approve, acting reasonably, for a period of at least 18 months following the Closing Date;

(e)	provided that it receives payment therefor, will ensure that the Shares issuable on the Closing Date shall be duly issued as fully paid and non-assessable Common Shares;

(f)

will duly execute and deliver the Compensation Option Certificates at the Closing Time and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(g)

will ensure that the Compensation Options are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description set forth in this Agreement, the Prospectus and the Compensation Option Certificates;

(h)

will ensure that the Compensation Shares issuable upon the exercise of the Compensation Options shall, upon issuance in accordance with the terms thereof, be duly issued as fully paid and non-assessable Common Shares;

(i)	will use the proceeds of the Offering in the manner specified in the Final Prospectus;

(j)

if any Shares are sold in the United States pursuant to Regulation D, file a notice with the United States Securities and Exchange Commission on Form D in accordance with Rule 503 under the U.S. Securities Act within 15 days after the first sale of the Shares; and

(k)

provided that the Offering contemplated herein is completed, will use reasonable efforts to cause the Company’s officers and directors to enter into agreements on terms and conditions satisfactory to the Agents, acting reasonably, in which they will covenant and agree that they will not, for a period commencing on the Closing Date and ending 90 days following the Closing Date, directly or indirectly sell, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Company held by them, unless (i) they first obtain the prior written consent of the Lead Agent, on behalf of the Agents, which consent will not be unreasonably withheld or delayed, or (ii) there occurs a take-over bid or similar transaction involving a change of control of the Company.

8.

Representations and Warranties of the Company. The Company represents and warrants to the Agents as of the date hereof, and acknowledges that the Agents are relying upon each of such representations and warranties in completing the Closing, that:

(a)

Each of the Company and the Subsidiary was incorporated, continued or amalgamated and is validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Company has all requisite power and authority to enter into each of this Agreement and the Compensation Option Certificates and to carry out its obligations hereunder and thereunder;

(b)

the Company has no direct or indirect subsidiaries other than the Subsidiary nor any investment or proposed investment in any person which, for the financial year ended March 31, 2012 or the six months ended September 30, 2012, accounted for more than five percent of the consolidated assets or consolidated revenues of the Company or would otherwise be material to the business and affairs of the Company on a consolidated basis;

(c)

the Company owns, directly or indirectly, all of the issued and outstanding shares of the Subsidiary, all of which shares are issued as fully paid and non-assessable shares, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and, other than as disclosed in the Prospectus, no person, firm or Company has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or the Subsidiary of any interest in any of the shares in the capital of the Subsidiary;

(d)

each of the Company and the Subsidiary has been conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business or in which its services are provided and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and permits;

(e)

each of the Company and the Subsidiary holds all licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on their respective business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects;

(f)

(A) each of the Company and the Subsidiary is the absolute legal and beneficial owners of, and have good and valid title to, all of the material property or assets thereof as described in the Prospectus, and no other property or assets are necessary for the conduct of the business of the

Company as currently conducted, (B) neither the Company nor the Subsidiary knows of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise exploit such property or assets, and (C) neither the Company nor the Subsidiary has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the property and assets owned by the Company or the Subsidiary, other than in the normal course of business;

(g)

the Company is a reporting issuer under the Securities Laws of the Qualifying Provinces, is not in default of any requirement of such Securities Laws, is not included on a list of defaulting reporting issuers maintained by the Canadian Securities Regulators and will be, at the time of Closing, a reporting issuer under the Securities Laws of such Qualifying Provinces;

(h)

each of the execution and delivery of this Agreement and the Compensation Option Certificates, the performance by the Company of its obligations hereunder and thereunder, the issue and sale of the Shares and the consummation of the transactions contemplated in this Agreement, including the issuance and delivery of the Shares, the issuance and delivery of the Compensation Options and the issuance and delivery of the Compensation Shares upon the exercise of the Compensation Options, respectively, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company including, without limitation, applicable Securities Laws and the rules and regulations of the NASDAQ and the TSX; (B) the constating documents or resolutions of the directors or shareholders of the Company which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or the Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the Subsidiary or the property or assets thereof;

(i)

the Company is in compliance in all material respects with its timely and continuous disclosure obligations under the Securities Laws of the Qualifying Provinces and the policies, rules and regulations of the NASDAQ and the TSX and, without limiting the generality of the foregoing, there has not occurred any material change (actual, anticipated, completed, proposed, threatened, financial or otherwise), in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company on a consolidated basis since September 30, 2012 which has not been publicly disclosed on a non-confidential basis; all statements set forth in all documents publicly filed by or on behalf of the Company pursuant to applicable Securities Laws, including the Documents Incorporated by Reference were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements; and the Company has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(j)	except as disclosed in the Prospectus or as contemplated herein, neither the Company nor the Subsidiary has approved, has entered into any agreement in respect of, or has any knowledge of:

(A)

the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company or the Subsidiary whether by asset sale, transfer of shares or otherwise;

(B)	any change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Company or the Subsidiary or otherwise) of the Company or the Subsidiary; or

(C)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Company or the Subsidiary;

(k)

the Financial Statements, including the notes and the related auditors’ reports thereto, as incorporated by reference in the Prospectus, have been prepared in accordance with international financial reporting standards and present fairly and correctly in all material respects, the consolidated financial position of the Company as at the dates thereof and the consolidated results of the operations and cash flows for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and there has been no change in accounting policies or practices of the Company, since September 30, 2012, except as has been publicly disclosed in the Documents Incorporated by Reference;

(l)	there are no material liabilities of the Company whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Financial Statements;

(m)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiary have been paid, except where the failure to pay Taxes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect on the Company or the Subsidiary. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiary have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect on the Company or the Subsidiary. No examination of any tax return of the Company or the Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or any of the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect on the Company or the Subsidiary;

(n)

the Company and, as applicable, the Subsidiary have established on their books and records, reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of the Company or the Subsidiary, and, to the knowledge of the Company, there are no audits pending of the tax returns of the Company or the Subsidiary (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would result in a Material Adverse Effect in respect of the Company or the Subsidiary;

(o)

the Company’s Auditors are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia, are, to the Company’s knowledge, independent public accountants as required under applicable Securities Laws and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and the Company’s Auditors or, to the knowledge of the Company, any former auditors of the Company;

(p)

as at the Closing Date, except as disclosed in the Prospectus, neither the Company nor the Subsidiary has any outstanding convertible securities and, except as disclosed in the Prospectus or pursuant to the Company’s share compensation plans, no person has or will have at the Closing Time any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company or the Subsidiary;

(q)

there is not, in the articles or by-laws of the Company or the Subsidiary, or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which the Company or the Subsidiary is party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Company or the payment of dividends by the Company to its securityholders;

(r)

neither the Company nor the Subsidiary is aware of any licensing or legislation, regulation, by- law or other lawful requirement of any governmental body having lawful jurisdiction over the Company or the Subsidiary presently in force or to their collective knowledge, proposed to be brought into force that the Company anticipates it or the Subsidiary will be unable to comply with, to the extent that compliance is necessary, which would reasonably be likely to result in a Material Adverse Effect on the Company or the Subsidiary;

(s)

other than as set out in the Prospectus, to the knowledge of the Company, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company or the Subsidiary;

(t)

none of the officers or employees of the Company or of the Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company or the Subsidiary which, as the case may be, materially affects, is material to or will materially affect the Company on a consolidated basis;

(u)

there are no actions, suits, judgments, investigations, inquiries or proceedings of any kind whatsoever outstanding, pending or, to the knowledge of the Company, threatened against or affecting the Company, the Subsidiary or their respective directors or officers, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the knowledge of the Company, there is no basis therefor and neither the Company nor the Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority which, either separately or in the aggregate, may have a Material Adverse Effect on the Company or the Subsidiary or would adversely affect the ability of the Company to perform its obligations under this Agreement;

(v)

no legal or governmental proceedings or inquiries are pending to which the Company or the Subsidiary is a party or to which its property is subject that would result in the revocation or modification of any material certificate, authority, permit or licence necessary to conduct the business now owned or operated by the Company and the Subsidiary which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect on the Company or the Subsidiary and, to the best of the Company’s knowledge, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or the Subsidiary;

(w)

no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority or other person is required of the Company in connection with the execution and delivery of or with the performance by the Company of this Agreement except: (i) those which have been obtained or those which may be required and shall be obtained prior to the Closing Time under applicable Securities Laws or the rules of the TSX, including in compliance with applicable Securities Laws with regard to the distribution of the Shares in the Qualifying Provinces, and (ii) such post-Closing notice filings with Securities Regulators, the NASDAQ and the TSX as may be required in connection with the Offering;

(x)

neither the Company nor the Subsidiary is in violation of its constating documents or in default of the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound;

(y)

the disclosure in the Prospectus under the heading “Intellectual Property” discloses accurately the general status of the Company’s patent portfolio and all material Burcon IP and Licensed Burcon IP has been disclosed to the Agents in writing;

(z)

each of the Company and the Subsidiary has taken all reasonable steps to protect the Burcon IP in those jurisdictions where, in the reasonable opinion of the Company, the Company and the Subsidiary expect to carry on sufficient business to justify such filings;

(aa)

the Company or the Subsidiary, as applicable, is the owner or authorized licensee or sub-licensee of all the material Intellectual Property necessary to conduct the business of the Company and the Subsidiary, respectively, as such business is currently conducted and proposed to be conducted as disclosed in the Prospectus;

(bb)

subject to the License and Production Agreement, the Company or the Subsidiary, as applicable, is the sole legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all Burcon IP free and clear of all encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature which could have a Material Adverse Effect on the Company or the Subsidiary, and the Company has no knowledge of any claim of adverse ownership in respect thereof. Subject to the License and Production Agreement, to the knowledge of the Company, after due inquiry, no consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Burcon IP and none of the Burcon IP comprises an improvement to Licensed Burcon IP that would give any person any rights to Burcon IP, including, without limitation, rights to license Burcon IP;

(cc)

the Company and the Subsidiary have not received any notice or claim (whether written, oral or otherwise) challenging the Company’s or the Subsidiary’s ownership or right to use of any of Burcon IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor is there a reasonable basis for any claim that any person other than the Company or the Subsidiary, as applicable, have any claim of legal or beneficial ownership or other claim or interest in any of Burcon IP;

(dd)

except in respect of certain provisional patent applications where it is not customary to file assignments and in respect of which the Company or the Subsidiary has filed or will file non-provisional applications and assignments or such other title documents that may be appropriate, all applications for registration of any Registered Burcon IP are in good standing, stand in the name of the Company or the Subsidiary, as applicable, and have been filed in a timely manner in the appropriate offices to preserve the rights thereto and, in the case of a provisional application, the Company confirms that all right, title and interest in and to the invention(s) disclosed in such application have been assigned in writing (without any express right to revoke such assignment) to the Company or the Subsidiary, as applicable. Other than as would not have a Material Adverse Effect on the Company or the Subsidiary, the Company has prosecuted, and is prosecuting, such applications diligently. To the Company’s knowledge, there has been no public disclosure, sale or offer for sale of any Burcon IP anywhere in the world that may prevent the valid issue of all available Intellectual Property rights in such Burcon IP. All material prior art or other information has been disclosed to the appropriate offices as required according to the local laws in the jurisdictions where the applications are pending;

(ee)

all registrations of Registered Burcon IP are in good standing and are recorded in the name of the Company or the Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect on the Company or the Subsidiary, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Registered Burcon IP has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment, cancellation, expungement or lapse would not have a Material Adverse Effect on the Company or the Subsidiary;

(ff)

the Company and the Subsidiary, as applicable, have entered into valid and enforceable written agreements pursuant to which the Company and the Subsidiary, as applicable, have been granted all licenses and permissions to use, reproduce, sub license, sell, modify, update, enhance or otherwise exploit the Licensed Burcon IP to the extent required to operate all aspects of the businesses of the Company and the Subsidiary currently conducted and proposed to be conducted (including, if required, the right to incorporate such Licensed Burcon IP into Burcon IP). All license agreements in respect to Licensed Burcon IP are in full force and effect and neither the Company nor the Subsidiary, nor, to the knowledge of the Company, any other person, is in default of its obligations thereunder;

(gg)

to the extent that any Burcon IP is licensed or disclosed to any person or any person has access to such Burcon IP (including but not limited to any employee, officer, shareholder or consultant of the Company or the Subsidiary), the Company and the Subsidiary have entered into a valid and enforceable written agreement which contains terms and conditions prohibiting the unauthorized use, reproduction, disclosure, reverse engineering or transfer of such Burcon IP by such person. All such agreements are in full force and effect and neither the Company nor the Subsidiary, nor, to the knowledge of the Company, any other person, is in default of its obligations thereunder;

(hh)

to the knowledge of the Company, no employee of the Company or the Subsidiary is in violation of any terms of any non-disclosure, proprietary rights or similar agreements between such employee and the Company or the Subsidiary, as the case may be. Each of the Company and the Subsidiary has taken commercially reasonable steps to keep all material technical information of a confidential nature developed by and/or belonging to the Company or the Subsidiary, which has not been copyrighted or protected, confidential;

(ii)

to the Company’s knowledge, the conduct of the business of the Company or of the Subsidiary has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any person;

(jj)	to the Company’s knowledge, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company or the Subsidiary to any Burcon IP;

(kk)

neither the Company nor the Subsidiary is a party to any action or proceeding, nor, to Company’s knowledge, after appropriate inquiries and investigations, is or has any action or proceeding been threatened that alleges that any current or proposed conduct of their respective businesses have or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person;

(ll)

to the knowledge of the Company, after due inquiry, subject to the License and Production Agreement and the Trademark Assignment and License Agreement, there are no material restrictions on the ability of the Company or the Subsidiary to use and exploit all rights in the Burcon IP and the Licensed IP required in the ordinary course of the Company’s or the Subsidiary’s businesses or proposed businesses. None of the rights of the Company or the Subsidiary in the Burcon IP will be impaired or affected in any way by the transactions contemplated by this Agreement;

(mm)

any and all of the material agreements and other documents and instruments pursuant to which the Company and the Subsidiary hold the property and assets thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, neither the Company nor the Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated; and all material leases, licences and claims pursuant to which the Company or the Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or the Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(nn)

at the Closing Time, each of this Agreement and the Compensation Option Certificates shall have been duly authorized and executed and delivered by the Company and upon such execution and delivery each shall constitute a valid and binding obligation of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(oo)

at the Closing Time, all necessary corporate action will have been taken by the Company to carry out its obligations hereunder and to allot and authorize the issuance of the Shares and the Compensation Options and, upon the due exercise of the Compensation Options in accordance with the provisions thereof, the Compensation Shares issuable on exercise of the Compensation Options will be validly issued as fully paid and non-assessable Common Shares;

(pp)

the Common Shares are listed and posted for trading on the NASDAQ, the TSX and the Frankfurt Stock Exchange, and all necessary notices and filings have been made with and all necessary consents, approvals and authorizations obtained by the Company from the NASDAQ and the TSX, if any, to ensure that, subject to fulfilling the TSX Listing Conditions, the Shares and the

Compensation Shares issuable upon exercise of the Compensation Options will be listed and posted for trading on the NASDAQ and the TSX upon their issuance;

(qq)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority;

(rr)

the authorized capital of the Company consists of an unlimited number of Common Shares, of which, as at the close of business on November 15, 2012, 30,187,193 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Company;

(ss)	neither the Company nor the Subsidiary has made any loans to or guaranteed the obligations of any person other than inter-corporate loans;

(tt)

with respect to each premises of the Company or the Subsidiary which is material to the Company and the Subsidiary on a consolidated basis and which the Company or the Subsidiary occupies as tenant (the “Premises”), the Company or the Subsidiary occupies the Premises and has the exclusive right to occupy and use the Premises and each of the leases pursuant to which the Company and/or the Subsidiary occupies the Premises is in good standing and in full force and effect;

(uu)

the assets of the Company and the Subsidiary and their businesses and operations are insured against loss or damage with insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Company has not failed to promptly give any notice of any material claim thereunder;

(vv)

to the knowledge of the Company, none of the directors or officers of the Company or the Subsidiary or any associate or affiliate of any of the foregoing had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Company or the Subsidiary which materially affects, is material to or will materially affect the Company or the Subsidiary, as the case may be;

(ww)	Computershare Investor Services Inc., at its principal offices in Toronto, Ontario and Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares;

(xx)

the minute books and records of the Company and the Subsidiary made available to counsel for the Agents in connection with its due diligence investigation of the Company are all of the minute books and records of the Company and the Subsidiary, respectively, and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Company and the Subsidiary to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Company or the Subsidiary to the date hereof not reflected in such minute books and other records, other than those which are not material to the Company or the Subsidiary, as the case may be;

(yy)

to the knowledge of the Company, neither the Company nor the Subsidiary has been or is currently in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, including the Premises, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters (collectively the “Environmental Laws”) which would have a Material Adverse Effect on the Company or the Subsidiary;

(zz)

without limiting the generality of the subsection immediately above, the Company and the Subsidiary do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Company or the Subsidiary or any of their respective property, assets or operations, relating to, or alleging any violation of any Environmental Laws; the Company is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding; and neither the Company nor the Subsidiary nor any of their respective property, assets or operations is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority, in each case which could reasonably be expected to have a Material Adverse Effect on the Company or the Subsidiary;

(aaa)

there are no orders, rulings or directives issued, pending or, to the best of the Company’s knowledge, threatened against the Company or the Subsidiary under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Company or the Subsidiary (including the Premises);

(bbb)

the Company and the Subsidiary are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment or to non- compliance with Environmental Laws which could reasonably be expected to have a Material Adverse Effect on the Company or the Subsidiary;

(ccc)

the Company is not aware of any threatened or pending change in the legislation governing the Company or the Subsidiary which could reasonably be expected to have a Material Adverse Effect on the Company or the Subsidiary;

(ddd)

the Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any governmental body having lawful jurisdiction over the Company and the Subsidiary presently in force or to its knowledge, proposed to be brought into force that the Company anticipates it will be unable to comply with, to the extent that compliance is necessary, which would reasonably be likely to result in a Material Adverse Effect on the Company or the Subsidiary;

(eee)

there has not been and there is not currently any labour disruption, grievance, arbitration proceeding or other conflict between the Company (or any predecessor to the Company) and the employees of the Company which could reasonably be expected to have a Material Adverse Effect on the Company or the Subsidiary, and the Company and the Subsidiary are in compliance with all provisions of all federal, provincial, local and foreign laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours, except where non-compliance with any such provisions would not have a Material Adverse Effect on the Company or the Subsidiary;

(fff)

the Company and the Subsidiary are in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse

Effect on the Company or the Subsidiary, and has not and is not engaged in any unfair labour practice;

(ggg)

no union has been accredited or otherwise designated to represent any employees of the Company or the Subsidiary and, to the knowledge of the Company, no accreditation request or other representation question is pending with respect to the employees of the Company or the Subsidiary and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the Company’s facilities and none is currently being negotiated by the Company or the Subsidiary;

(hhh)

the Prospectus discloses, to the extent required by applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(iii)

the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets;

(jjj)

upon satisfaction of the TSX Listing Conditions on the Closing Date, the Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts;

(kkk)

all information which has been prepared by the Company relating to the Company, the Subsidiary and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Agents, including the Prospectus and all financial, marketing, sales and operational information provided to the Agents is, as of the date of such information, true and correct in all material respects, taken as whole, and no fact or facts have been omitted there from which would make such information materially misleading;

(lll)	the Company has not withheld and will not withhold from the Agents prior to the Closing Time, any material facts relating to the Company, the Subsidiary or to the Offering;

(mmm)

the Company has not completed any “significant acquisition” nor is it proposing any “proposed acquisitions” (as such terms are used in National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators) that would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus pursuant to applicable Securities Laws;

(nnn)	the Company is eligible to file a short form prospectus in each of the Qualifying Provinces pursuant to applicable Securities Laws and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Securities Laws in connection with the Offering that will not have been filed as required;

(ooo)

to the knowledge of the Company, none of the Company, its officers or directors is aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred under Part XXIII.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario); and

(ppp)

other than the Agents, there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

9. Closing Deliveries. The purchase and sale of the Shares shall be completed at the Closing Time at the offices of Stikeman Elliott LLP (“Stikeman”) in Vancouver, or at such other place as the Lead Agent and the Company may agree. At or prior to the Closing Time, the Company shall duly and validly deliver to the Agents one or more certificate(s) in definitive or electronic form representing the Shares, registered in such name or names as the Agents may notify the Company in writing not less than 48 hours prior to the Closing Time (provided that any Shares sold in the United States pursuant to Schedule “A” shall be individually certificated and shall not be included in any global certificate), against payment by the Agents to the Company, at the direction of the Company, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft, payable at par in the City of Vancouver, British Columbia, of an amount equal to the aggregate purchase price for the Shares being issued and sold hereunder less the Agents' Commission and all of the estimated out-of-pocket expenses of the Agents payable by the Company to the Agents in accordance with section 17 hereof.

10. Conditions of Closing. The following are conditions precedent to the obligations of the Agents to complete the Closing and of the Purchasers to purchase the Shares at the Closing Time, which conditions the Company covenants and agrees to use its reasonable best efforts to fulfil within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Agents:

(a)

the Company shall cause its counsel, Stikeman to deliver to the Agents legal opinions dated and delivered on the Closing Date, in form and substance satisfactory to the Agents acting reasonably, with respect to the following matters:

(i)	the Company is a “reporting issuer”, or its equivalent, in each of the Qualifying Provinces and it is not on the list of defaulting reporting issuers maintained by the Canadian Securities Regulators;

(ii)	the Company is a corporation existing under the laws of Yukon and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;

(iii)	the authorized and issued and outstanding share capital of the Company;

(iv)

the Company has all necessary corporate capacity, power and authority: (A) to execute and deliver this Agreement and the Compensation Option Certificates and to perform its obligations hereunder and thereunder; (B) to create, issue and sell the Shares and the Compensation Options; and (C) to issue the Compensation Shares issuable upon exercise of the Compensation Options in accordance with their terms;

(v)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Canadian Securities Regulators;

(vi)	upon the payment therefor, the Shares will have been validly issued as fully paid and non-assessable shares in the capital of the Company;

(vii)	the Compensation Options have been validly created;

(viii)

the Compensation Shares issuable upon the exercise of the Compensation Options have been authorized and allotted for issuance and, upon the exercise of the Compensation Options in accordance with the provisions thereof, such Compensation Shares will be validly issued as fully paid and non-assessable Common Shares;

(ix)

all necessary corporate action has been taken by the Company to authorize the execution and delivery of this Agreement and the Compensation Option Certificates and the performance of its obligations hereunder and thereunder and this Agreement and the Compensation Option Certificates have been executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution may be limited by applicable law;

(x)	the rights, privileges, restrictions and conditions attaching to the Shares are accurately summarized in all material respects in the Final Prospectus;

(xi)

all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Company to qualify the distribution to the public of the Shares and the grant, issuance and delivery of the Compensation Options to the Agents in each of the Qualifying Provinces through persons who are registered under applicable Securities Laws and who have complied with the relevant provisions of applicable Securities Laws;

(xii)

the issue by the Company of the Compensation Shares to be issued upon exercise of the Compensation Options is exempt from, or is not subject to, the prospectus and registration requirements of the Securities Laws of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained by the Company under the Securities Laws of the Qualifying Provinces in respect of such distribution;

(xiii)

the first trade in, or resale of, the Compensation Shares issuable upon exercise of the Compensation Options is exempt from, or is not subject to, the prospectus requirements of the Securities Laws of the Qualifying Provinces and no prospectus or other documents are required to be filed, proceedings taken, or approvals, permits, consents or authorizations obtained under such Securities Laws in respect of such trade;

(xiv)	subject only to the TSX Listing Conditions, the Shares and the Compensation Shares have been conditionally approved for listing on the TSX;

(xv)	the Shares and the Compensation Shares will be listed on the NASDAQ;

(xvi)

the execution and delivery of this Agreement and the Compensation Option Certificates, the fulfilment of the terms hereof and thereof by the Company and the issuance, sale and delivery of the Shares to be issued and sold by the Company at the Closing Time and the issuance of the Compensation Options and the Compensation Shares do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with: (A) the provisions of any law, statute, rule or regulation to which the Company is subject; (B) the constating documents of the Company; (C) any resolutions of the shareholders or directors of the Company of which Stikeman has knowledge; or (D) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over the Company of which Stikeman has knowledge;

(xvii)	Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares; and

(xviii)

the Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts.

In connection with such opinion, Stikeman may rely on the opinions of local counsel in the Qualifying Provinces acceptable to counsel to the Agents, acting reasonably, as to certain corporate and securities matters relating to the Company and as to the qualification for distribution of the Shares and the Compensation Options or opinions may be given directly by local counsel of the Company with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Company and others;

(b)

if any Shares are offered and sold by the Agents, through the U.S. Affiliates, in the United States, the Company shall cause its United States counsel, Dorsey & Whitney LLP, to deliver a favourable legal opinion addressed to the Agents, such opinion to be subject to such qualifications and assumptions as the Agents may agree, acting reasonably, to the effect that no registration of the Shares offered and sold in the United States will be required under the U.S. Securities Act in connection with the offer and sale of the Shares in the United States, provided such offers and sales are made in accordance with Schedule “A” hereto, it being understood that such counsel need not express its opinion with respect to any subsequent resales of the Shares and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Company and others;

(c)

the Agents shall have received favourable legal opinions addressed to the Agents in form and substance satisfactory to the Agents, acting reasonably, dated as of the Closing Date, from counsel to the Subsidiary, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Subsidiary, as appropriate, with respect to the following matters:

(i)	the Subsidiary is a corporation existing under the laws of the jurisdiction in which it was incorporated, amalgamated or continued, as the case may be, and has all requisite corporate capacity, power and authority to carry on its business as now conducted and to own, lease and operate its property and assets; and

(ii)

as to the authorized share capital of the Subsidiary, as to the issued and outstanding share capital of the Subsidiary and all of the issued and outstanding shares of the Subsidiary are registered directly in the name of the Company;

(d)

the Agents shall have received a certificate, dated as of the Closing Date, signed by the Corporate Secretary of the Company, or such other officer(s) of the Company as the Agents may agree, certifying for and on behalf of the Company, to the best of the knowledge, information and belief of the persons so signing, that the copies attached to the certificate of: (i) the articles and by-laws of the Company; (ii) the resolutions of the Company’s board of directors relevant to the issue and sale of the Shares to be issued and sold by the Company and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Company, are true and correct copies;

(e)

the Company shall cause the Company’s Auditors to deliver to the Agents a comfort letter, dated as of the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in subsection 5(a)(iii) hereof;

(f)

the Agents shall have received a certificate, dated as of the Closing Date, signed by the President and the Chief Financial Officer of the Company, or such other officers of the Company as the Agents may agree, certifying for and on behalf of the Company, to the best of the knowledge, information and belief of the persons so signing, after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)	the Company has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)

the representations and warranties of the Company contained herein are true and correct as at the Closing Time, with the same force and effect as if made on and as at the Closing Time after giving effect to the transactions contemplated hereby;

(iii)

receipts or decision documents have been issued by the Canadian Securities Regulators for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Securities Laws or by any regulatory authority;

(iv)

since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated, proposed, threatened, whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Company on a consolidated basis, and (B) no transaction has been entered into by either the Company or the Subsidiary which is material to the Company on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be; and

(v)

there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospecutus or which would result in the Final Prospectus not complying with applicable Securities Laws;

(g)

the Agents shall have received copies of correspondence indicating that the Company has obtained all necessary approvals for the Shares and Compensation Shares to be listed on the TSX, subject only to the TSX Listing Conditions;

(h)

the Agents shall have completed and be satisfied, in their sole discretion, with the results of their due diligence investigations regarding the Company, its business, operations and financial condition and market conditions at the Closing Time;

(i)	the Agents shall have received a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date;

(j)

the Agents shall have received a certificate of status or the equivalent in respect of the Company and the Subsidiary issued by the appropriate regulatory authority in each jurisdiction in which the Company and the Subsidiary are incorporated;

(k)

the Agents shall have received a reporting issuer certificate or report for the Company for each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and New Brunswick that provide such certificates confirming that the Company is a reporting issuer not in default of applicable Securities Laws; and

(l)	the Agents shall have received the undertakings required to be delivered pursuant to subsection 7(k) hereof.

11. Restrictions on Further Issues or Sales. The Company shall not issue any further Common Shares or securities convertible into, exchangeable for or exercisable to acquire Common Shares, save and except in conjunction with: (i) the grant or exercise of options, warrants or other convertible or exchangeable securities of the Company pursuant to existing incentive plans; (ii) outstanding convertible securities; and (iii) any transaction with an arm’s length third party where the Company directly or indirectly acquires: (A) shares or assets of a business, or (B) any property, at any time during the period from the date hereof until 90 days following the Closing Date, without the prior consent of the Lead Agent on behalf of the Agents, such consent not to be unreasonably withheld or delayed.

12. All Terms to be Conditions. The Company agrees that the conditions contained in section 10 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its reasonable best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in section 10 shall entitle the Agents (or any of them) to terminate their obligation to arrange for the sale of the Shares, by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Agents in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

13. Termination Events. Each of the Agents shall be entitled, at its sole option, to terminate and cancel, without any liability on the part of such Agent, all of its obligation under this Agreement and the obligations of any Purchaser in relation to the Offering, by written notice to that effect given to the Company at or prior to the Closing Time, if:

(a)

there is, in the sole opinion of such Agent, a material change or change in a material fact or new material fact or an undisclosed material fact or material change which might be expected to have an adverse effect on the condition (financial or otherwise), property, assets, operations, business, affairs or profitability of the Company or on the market price or value of the Common Shares or any other securities of the Company;

(b)

any inquiry, action, suit, proceeding or investigation (whether formal or informal) in relation to the Company or any of the directors, officers or principal shareholders of the Company (including matters of regulatory transgression or unlawful conduct), is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the NASDAQ, the TSX, or any Securities Regulators, or any law or regulation is enacted or changed which in the opinion of such Agent, operates to prevent or restrict the trading of the Shares or any other securities of the Company or materially and adversely affects or will materially and adversely affect the market price or value of the Common Shares or any other securities of the Company;

(c)

if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including terrorism) or any new law or regulation or a change thereof which in the reasonable opinion of such Agent seriously adversely affects, or involves, or will, or could reasonably be expected to, seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Company and the Subsidiary taken as a whole;

(d)	the state of the national or international financial markets is such that, in the sole opinion of such Agent, it would be unprofitable to offer or continue to offer for sale the Shares;

(e)	any order to cease or suspend trading in any securities of the Company is made, threatened or announced by any Securities Regulator ;

(f)

the Company is in breach of any term, condition, covenant or agreement contained in this Agreement or any representation or warranty given by the Company in this Agreement is or becomes untrue, false or misleading; or

(g)

the Agents (or any one of them) are not satisfied, in their sole discretion, with the results of their due diligence investigations regarding the Company, its business, operations and financial condition.

14. Exercise of Termination Right. If this Agreement is terminated by any of the Agents pursuant to section 13, there shall be no further liability on the part of such Agent or of the Company to such Agent, except in respect of any liability which may have arisen or may thereafter arise under sections 16 and 17. The right of the Agents (or any of them) to terminate their obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement.

15. Survival of Representations and Warranties. All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Shares and will continue in full force and effect for the benefit of the Agents, the Purchasers and/or the Company, as the case may be, in accordance with applicable law, regardless of any subsequent disposition of the Shares or any investigation by or on behalf of the Agents with respect thereto. The Agents will be entitled to rely on the representations and warranties of the Company contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation which the Agents may undertake or which may be undertaken on the Agents’ behalf.

16. Indemnity and Contribution. (a) The Company hereby agrees to indemnify and hold the Agents, each of the Selling Firms (to the extent the Company has consented in writing to such Selling Firm being part of any selling group) and each of their respective affiliates (referred to in this Section 16 collectively, as the “Agents”) and the directors, officers, employees, agents, advisors and shareholders of the Agents (hereinafter referred to as the “Personnel”) to the full extent of the law, harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid, with the consent of the Company, not to be unreasonably withheld, in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agents, to which the Agents and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Agents and their Personnel hereunder or otherwise in connection with the matters referred to in this Agreement including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of, caused by or arising directly or indirectly from or in consequence of:

(i)

the breach of, or default under, any term, condition, covenant or agreement of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or made by the Company in connection with the sale of the Shares or any representation or warranty of the Company made or contained herein or in any other document of the Company delivered pursuant hereto or in connection with the sale of the Shares being or being alleged to be untrue, false or misleading;

(ii)	any negligence or willful misconduct by the Company relating to or connected with the sale by the Company of the Shares;

(iii)

any omission or alleged omission to state in any of the Preliminary Prospectus, Final Prospectus or Supplementary Material (including, for greater certainty, the Documents Incorporated by Reference and any Subsequent Disclosure Documents) or in any certificate of the Company delivered under this Agreement or pursuant to this Agreement any fact (except facts relating solely to the Agents), required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv)

any order made or enquiry, investigation or proceedings commenced or threatened by any Securities Regulator or other competent authority, not based upon the activities or alleged activities of the Agents, based upon any untrue, false or misleading statement or omission or alleged untrue, false or misleading statement or omission or any misrepresentation or alleged misrepresentation made by the Company;

(v)	the non-compliance or alleged non-compliance by the Company with any of the Securities Laws relating to or connected with the sale by the Company of the Shares,

including the Company’s non-compliance with any statutory requirement to make any document available for inspection,

provided that, in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, dishonesty, fraud or illegal act of the Agent or Personnel claiming indemnity, this indemnity shall not apply.

(b) If for any reason (other than as set out in subsection 16(a)), the foregoing indemnification is unavailable to the Agents or the Personnel or insufficient to hold them harmless, then the Company shall contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Agents on the other hand but also the relative fault of the Company and the Agents, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Agents as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Agents pursuant to this Agreement. The rights to contribution provided in this section 16 shall be in addition to and not in derogation of any other right to contribution which the Agents may have by statute or otherwise at law.

(c) The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Agents or any Personnel by any Governmental Entity or Securities Regulator or any stock exchange or other entity having regulatory authority, either domestic or foreign, shall investigate the Company and/or the Agents (or any of them) and any Personnel of the Agents shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agents, the Agents shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Agents for time spent by their Personnel in connection therewith based on the annual compensation of such Personnel when computing an hourly rate) and out-of-pocket expenses incurred by its Personnel in connection therewith shall be paid by the Company as they occur.

(d) Promptly after receipt of notice of the commencement of any legal proceeding against the Agents (or any of them) or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Agents will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed. The omission so to notify the Company shall not relieve the Company of any liability which the Company may have to the Agents except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company would otherwise have under this section 16 had the Agents not so delayed in giving or failed to give the notice required hereunder.

(e) The Company shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any suit brought to enforce a claim under this section 16, provided such defence is conducted by experienced and competent counsel. Upon the Company notifying the Agents in writing of its election to assume the defence and retaining counsel, the Company shall not be liable to the Agents for any legal expenses subsequently incurred by the Agents in connection with such defence. If such defence is assumed by the Company, the Company throughout the course thereof will provide copies of all relevant documentation to the Agents, will keep the Agents advised of the progress thereof and will discuss with the Agents all significant actions proposed.

(f) Notwithstanding the foregoing subsection 16(e), the Agents shall have the right, at the Company’s expense, to employ counsel of the Agents’ choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Company; or (ii) the Company has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Company or the Agents has advised the Agents (or any of them) that representation of both parties by the same counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Agents (or any of them) which are different from or in addition to those available to the Company (in which event and to that extent, the Company shall not have the right to assume or direct the defence on the Agents’ behalf) or that there is a conflict of interest between the Company and the Agents (or any of them) or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Company shall not have the right to assume or direct the defence on the Agents’ behalf).

(g) No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Agent affected. No admission of liability shall be made and the Company shall not be liable for any settlement of any action, suit, proceeding, claim or investigation made without its consent.

(h) The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Agents and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Agents and any of the Personnel of the Agents.

(i) With respect to any Agent or Personnel who is not a party to this Agreement, the Agent shall obtain and hold the rights and benefits of this section 16 in trust for and on behalf of such party.

17. Expenses. The Company shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the qualification of the Shares for distribution, the fees and expenses of the Company’s counsel and of local counsel to the Company and/or the Subsidiary, the reasonable fees and expenses of the Company’s Auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Shares and the Compensation Options, all reasonable expenses, disbursements and fees and applicable taxes thereon incurred by the Agents and their counsel, whether or not the Offering is completed.

18. Agents’ Obligations. The Agents’ obligations under this Agreement shall be several and not joint, and the Agents’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

NCP Northland Capital Partners Inc.	-	70%
Raymond James Ltd.	-	30%

19. Agents’ Authority. The Company shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Agents by the Lead Agent and the Lead Agent shall represent the Agents and have authority to bind the Agents hereunder. In all cases, the Lead Agent shall use its best efforts to consult with the other Agent prior to taking any action contemplated herein.

20. Notices. Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Company, to:

Burcon NutraScience Corporation
1946 West Broadway
Vancouver, British Columbia
V6J 1Z2

Fax:	(604) 733-8821
Email:	jtergesen@burcon.ca
Attention:	Mr. Johann F. Tergesen, President and Chief Operating Officer

with a copy to:

Stikeman Elliott LLP
Suite 1700, Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2X8

Fax:	(604) 681-1825
Email:	jstark@stikeman.com
Attention:	Mr. John Stark

(b)	If to the Agents, to:

NCP Northland Capital Partners Inc.
First Canadian Place
100 King Street West, Suite 3050
P.O. Box 305
Toronto, Ontario
M5X 1C9

Fax:	(416) 216-0149
Email:	bwasson@northlandcp.com
Attention:	Mr. Bill Wasson

Raymond James Ltd.
2100-925 West Georgia Street
Cathedral Place
Vancouver, British Columbia
V6C 3L2

Fax:	(604) 659-8000
Email:	john.murphy@raymondjames.ca
Attention:	Mr. John Murphy

with a copy (but not as notice) to:

Wildeboer Dellelce LLP
Suite 800, Wildeboer Dellelce Place
365 Bay Street
Toronto, Ontario
M5H 2V1

Fax:	(416) 361-1790
Email:	cmalone@wildlaw.ca
Attention:	Mr. Charlie Malone

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent; and (iii) a notice which is sent by email shall be deemed to be given and received when the sender receives an email from the recipient acknowledging receipt, provided that an automatic “read receipt" does not constitute acknowledgment of an email for purposes of this section.

22. Time of the Essence. Time shall, in all respects, be of the essence hereof.

23. Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

24. Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

25. Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

26. Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

27. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

28. Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Agents and their respective successors and permitted assigns.

29. Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

30. Obligations of the Agents. In performing their respective obligations under this Agreement, the Agents shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Agents.

31. Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

32. Counterparts and Facsimile Copies. This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

[REMAINDER OF PAGE LEFT INTENTIONALLY BLANK]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

NCP NORTHLAND CAPITAL PARTNERS INC.

Per:	"Bill Wasson"
Authorized Signing Officer

RAYMOND JAMES LTD.

Per:	"John Murphy"
Authorized Signing Officer

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

BURCON NUTRASCIENCE CORPORATION

Per:	"Johann Tergesen"
Authorized Signing Officer

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the agency agreement between Burcon NutraScience Corporation and the Agents named therein, dated November 16, 2012, to which this schedule is annexed and the following terms shall have the meanings indicated:

(a)

“Directed Selling Efforts” means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Shares;

(b)

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising” respectively as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the internet or broadcast over radio, television, or the internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(c)	“Institutional Accredited Investor” means an institutional accredited investor that satisfies the criteria set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(d)	“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

(e)	“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

(f)	“SEC” means the United States Securities and Exchange Commission;

(g)	“Substantial U.S. Market Interest” means substantial U.S. market interest as that term is defined in Regulation S;

(h)	“U.S. Affiliate” means a U.S. registered broker-dealer affiliate of an Agent;

(i)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(j)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(k)	“U.S. Purchaser’s Letter” means the U.S. Purchaser’s Letter in the form of Exhibit A to the U.S. Private Placement Memorandum..

Representations, Warranties and Covenants of the Agents

Each of the Agents, severally but not jointly, acknowledges that the Shares have not been and will not be registered under the U.S. Securities Act or under any applicable state securities laws, and such securities may not be offered or sold within the United States except pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D and applicable state securities laws. Accordingly, each of the Agents, severally but not jointly, represents, warrants and covenants to the Company as of the date hereof and the Closing Date that:

1.

It has not offered or sold, and will not offer or sell, any Shares except (a) in an “offshore transaction”, as such term is defined in Regulation S in accordance with Rule 903 of Regulation S or (b) within the United States as provided in sections 2 through 10 below. Accordingly, neither the Agent, its U.S. Affiliate nor any persons acting on its or their behalf, has made or will make (except as permitted in sections 2 through 10 below) (i) any offer to sell, or any solicitation of an offer to buy, any Shares to any person in the United States, (ii) any sale of Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Agent reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Shares, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. It shall require each Selling Firm and each U.S. Affiliate to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that each Selling Firm and each U.S. Affiliate complies with, the same provisions of this Schedule “A” as apply to the Agent as if such provisions applied to such Selling Firm and each U.S. Affiliate.

3.

All offers and sales of Shares in the United States shall be made through its U.S. Affiliate, which is, on the date of each such offer and sale of Shares, a duly registered broker or dealer under the U.S. Exchange Act and under the securities laws of each applicable state (unless exempt from the applicable state’s broker-dealer registration requirements) and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date of each such offer and sale of Shares.

4.

Offers and sales of Shares in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5.

Any offer, sale or solicitation of an offer to buy Shares that has been made or will be made to any person in the United States by the Agent, acting through its U.S. Affiliate, was or will be made only to Institutional Accredited Investors to whom the Company will sell such securities directly in transactions that are exempt from registration under the U.S. Securities Act pursuant to Rule 506 of Regulation D and in compliance with applicable state securities laws.

6.

The Agent acting through its U.S. Affiliate may offer the Shares within the United States only to offerees with respect to which the Agent or its U.S. Affiliate has a pre-existing relationship and which the Agent and its U.S. Affiliate have reasonable grounds to believe, and did believe, are Institutional Accredited Investors.

7.

It will deliver, through its U.S. Affiliate, a copy of the U.S. Placement Memorandum, including the Prospectus, to (i) each person in the United States, and (ii) each person that was offered Shares in the United States, in each case that is purchasing Shares through it. In connection with the offer and sale of the Shares in the United States it will not use any written materials other than the U.S. Private Placement Memorandum, including the Prospectus.

8.

At least one Business Day prior to the Closing Time, it will provide the Company with a list of all purchasers of the Shares in the United States and all purchasers of Shares that were offered Shares in the United States.

9.

None of it, its U.S. Affiliate or any person acting on its or their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares.

10.

The Agent agrees that at the Closing Time, it, together with any of its U.S. Affiliates will provide a certificate, substantially in the form of Annex I to this Schedule “A” or will be deemed to have represented that neither the Agent nor any of its affiliates offered or sold the Shares in the United States.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees that as of the date hereof and the Closing Date:

1.

The Company is a “foreign issuer” (as such term is defined in Regulation S) and reasonably believes that there is no Substantial U.S. Market Interest in any securities of the same class of securities as the Shares.

2.

The Company is not, and as a result of the sales of the Shares contemplated hereby and the application of the proceeds thereof as described in the Prospectus will not be, registered or required to register as an “investment company” under the provisions of the United States Investment Company Act of 1940, as amended.

3.

Except with respect to offers and sales to Institutional Accredited Investors in reliance upon the exemption from registration available under Section 4(2) the U.S. Securities Act and Rule 506 of Regulation D, neither the Company nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, the U.S. Affiliates, their respective affiliates, any Selling Firm or any person acting on their behalf, in respect of which no representation is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Shares to a person in the United States; or (B) any sale of Shares unless, at the time the buy order was or will have been originated, (i) the purchaser is outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4.

During the period in which Shares are offered for sale, neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, the U.S. Affiliates, their respective affiliates, any Selling Firm or any person acting on their behalf, in respect of which no representation is made) has engaged in or will engage in any Directed Selling Efforts or has taken or will take any action (i) in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Shares or (ii) that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Rule 506 of Regulation D to be unavailable for offers and sales of Shares in the United States in accordance with Agency Agreement, including this Schedule “A”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sale of Shares outside the United States in accordance with this Agency Agreement, including this Schedule “A”.

5.

None of the Company, any of its affiliates or any person acting on its or their behalf (other than the Agents, the U.S. Affiliates, their respective affiliates, any Selling Firm or any person acting on their behalf, in respect of which no representation is made) has offered or will offer to sell, has solicited or will solicit offers to buy, or has sold or will sell Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6.

Except with respect to the offer and sale of the Shares offered hereby, the Company has not, for a period of six months prior to the commencement of the Offering, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Shares and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Shares.

7.

None of the Company or any of its predecessors or affiliates have been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminary or permanently enjoining such person for failure to comply with Rule 503 under Regulation D.

8.

The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act and applicable state securities laws related to the offer and sale of the Shares.

ANNEX I TO SCHEDULE “A”

FORM OF AGENT’S CERTIFICATE

In connection with the private placement in the United States of common shares (the “Shares”) of Burcon NutraScience Corporation (the “Company”) to one or more U.S. institutional investors pursuant to the agency agreement dated as of November 16, 2012 between the Company and the Agents named therein (the “Agency Agreement”), each of the undersigned does hereby certify as follows:

(i)

[Name of U.S. Affiliate] is, on the date hereof, and was on the date of each offer and sale of the Shares by it, a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act of 1934, as amended, and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and is on the date hereof, and was on the date of each offer and sale of the Shares by it, a member of, and in good standing with the Financial Industry Regulatory Authority, Inc.;

(ii)

all offers and sales of Shares in the United States were made through the U.S. Affiliates in accordance with all applicable federal and states laws and regulations (including those governing the registration and conduct of securities brokers and dealers);

(iii)

immediately prior to offering Shares to persons in the United States we had reasonable grounds to believe and did believe that each such offeree was an institutional “accredited investor” (that satisfies the criteria set forth in Rule 501(a)(1), (2), (3), or (7) of Regulation D (an “Institutional Accredited Investor”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)) and, on the date hereof, we continue to believe that each purchaser of the Shares in the United States and each purchaser of the Shares that was offered Shares in the United States, in each case that is purchasing Shares through or from us is an Institutional Accredited Investor with whom we or our U.S. Affiliate had a pre-existing business relationship;

(iv)

no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us or our representatives in connection with the offer or sale of the Shares in the United States;

(v)	the offering of the Shares in the United States has been conducted by us through the U.S. Affiliate in accordance with the Agency Agreement; and

(vi)

each offeree that was in the United States was provided with a copy of the U.S. Private Placement Memorandum, including the Prospectus relating to the offering of the Shares and we caused each purchaser of the Shares in the United States and each purchaser of Shares that was offered Shares in the United States to execute and deliver the U.S. Purchaser’s Letter.

A-2

Terms used in this certificate have the meanings given to them in the Agency Agreement unless defined herein.

DATED as of this ___ day of ____________________, 2012.

[NAME OF AGENT]		[NAME OF U.S. AFFILIATE]

By:		By:
	Authorized Signing Officer		Authorized Signing Officer